August 28, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Vanessa Robertson/Daniel Gordon

Re: Pyxis Oncology, Inc.

Form 10-K for the fiscal year ended December 31, 2022

Form 10-Q for the quarterly period ended June 30, 2023

File No. 001-40881

Ladies and Gentlemen:

This letter sets forth responses of Pyxis Oncology, Inc. (the “Company” or “we”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 16, 2023, with respect to the Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”) and the Form 10-Q for the quarterly period ended June 30, 2023 (the “Form 10-Q”).

The text of the Staff’s comments have been included in this letter for your convenience, and the Company’s responses to the comments have been provided immediately thereafter.

Form 10-Q for the quarterly period ended June 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Research and Development Expenses, page 23

1.
Staff's comment: Please revise your future filings to break out research and development program expenses related to PYX-201 and PYX-106 separately for each period presented. If you do not track this information, please disclose this fact and break out expense by stage of development (i.e. pre-clinical and clinical).

Response:

The Company acknowledges the Staff’s comment. In its SEC filings, commencing with the Form 10-Q for the quarterly period ending September 30, 2023, the Company will disclose the specific costs incurred for PYX-201, PYX-106 and any other programs, including programs acquired by the Company on a go forward basis, that are in or have entered into clinical development. Additionally, for research and development costs not related to the clinical programs, the Company will include additional disclosures to reconcile the total costs to the research and development expenses as presented on the Statements of Operations and Comprehensive Loss.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at 1-415-254-8209.

Sincerely,

/s/ Pamela Connealy

Pamela Connealy

Chief Financial Officer and Chief Operating Officer

Via E-mail:

cc: Frank Rahmani

Sidley Austin LLP

321 Harrison Ave, Floor 11, Suite 1, Boston, MA 02118 | (617) 453-3596 | pyxisoncology.com